

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

November 3, 2006

By Facsimile and U.S. Mail

Richard C. Green
Chief Executive Officer
Aquila, Inc.
20 West Ninth Street
Kansas City, Missouri 64105

      Re: **Aquila, Inc.**
             Form 10-K fiscal year ended December 31, 2005
             Filed March 7, 2006
             Form 10-Q for the quarterly period ended September 30, 2006
             Filed November 2, 2006
             File No. 001-03562

Dear Mr. Green:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K December 31, 2005

Item 7 – Management's Discussion and Analysis

1.   Your liquidity discussion does not fully address the cash flow effects regarding
        your discontinued operations which appear to be significant to your liquidity
        position. Please revise prospectively to disclose at a minimum how the absence
        of cash flows from discontinued operations are expected to affect future liquidity
        and capital resources. (e.g. effect on financing levels, terms, covenants, etc.)

Operating Expense, page 46

2.   We note in 2005 and 2004 operating expense increased as result of higher labor
        and compensation costs. We also note your disclosure on page 31 that since
        March 31, 2002, your staff level has been reduced by 1800 employees. Please
        explain how reductions in staff levels have resulted in higher labor and
        compensation costs.

Three-Year Review – Gas Utilities, page 48

3.   We note your disclosure on page 47 of the effects due to the disruption of rail
        shipments. Please explain the effects of the disruption in gas distribution due to
        the 2005 Gulf region hurricane season.

4.   EBITDA, a non-GAAP performance is presented in your chart on page 48
        without the appropriate reconciliation back to a GAAP measure. Please revise to
        (1) present the FASB Statement 131-required information in your MD&A; or (2)
        include a cross reference in the MD&A to the FASB Statement 131-required
        information in the footnote to the company's consolidated financial statements.
        See Frequently Asked Questions Regarding the Use of non-GAAP Financial
        Measures, in particular Question no.19. FAQs are available to view on our
        website www.sec.gov.

Financial Statements

Consolidated Balance Sheet, page 77

5.   Please explain to us and disclose any individual component of other accrued
        liabilities that exceed 5% of total current liabilities. Please consider the effects of
        our comment on subsequent Form 10-Q's as well. See Rule 5-02 of Regulation
        S-X.

Notes to Consolidated Financial Statements

Note 3 – Risk Management, page 88

6. Please explain in detail why you have not provided *all* the disclosure requirements of paragraph 10 of EITF Issue no. 02-3. In this regard, we did not see any disclosure items required by subparagraphs d-f of paragraph 10.

Note 6 – Discontinued Operations, page 98

7. We note from your September 30, 2006 Form 10-Q that the buyers will be assuming the pension obligations of your discontinued utility obligations. Prospectively disclose the impact that any curtailment gain or loss could have on your consolidated financial statements. In this regard, we note that you have unrecognized prior service cost. If not material, please state this in your 2006 Form 10-K. We realize that any gain or loss is subject to change, although we presume a range could *likely* be determined. Please refer to FIN 14.

8. Please explain to us whether some assets have been classified as discontinued for a period lasting loner than one year when. If so, please support your basis for such classification. See SFAS 144 paragraphs 30 and 31.

9. Please disclose the circumstances leading to the expected disposal and the expected timing of the disposal. See SFAS 144 paragraph 47.

Note 8 – Property, Plant and Equipment, page 104

10. Please explain why you believe it is appropriate to combine Jeffrey Energy Center and Iatan in your discussion. If you conclude it is not appropriate to combine the jointly owned plants please revise your discussion to state separately for each interest in jointly owned plant the amount of utility plant in service, the accumulated provision for depreciation (if available), the amount of plant under construction, and the proportionate share. The note should include statements that the dollar amounts represent the participating utility's share in each joint plant and that each participant must provide its own financing. See SAB Topic 10(c).

11. It appears that you are continuing to depreciate assets that are classified as held for sale. Please explain how this is in accordance with GAAP.

Note12 – Long-term Debt, page 113

12. Please enhance your disclosure to include a discussion of any cross-default provisions.

Note 20 – Commitments and Contingencies

Elwood Tolling Contracts, page 136

13.   Please explain to us and disclose what is included in your $417.0 million obligation to Elwood. For instance, indicate whether or not your obligation includes your share of plant output being purchased, estimated annual cost, annual minimum debt service payments required and the amount of related long-term debt or lease obligations outstanding. Also, please explain how you concluded the tolling arrangement was an operating lease.

14.   Please explain to us the extent to which you considered the impact of FIN 46R on the power purchase arrangements.

15.   Please explain to us your basis in GAAP for concluding the power purchase arrangements should be accounted for as operating leases. In your response indicate whether you are the sole purchaser of power or whether you have the right to control use of the property, plant or equipment.

Form 10-Q September 30, 2006

Note 10- Share Based Compensation, page 27

16.   Please expand your disclosure in future filings to clarify how you determine the fair value of your stock options and stock awards and provide the assumptions used in arriving at the fair value measurement. See SFAS 123R paragraphs 64, A240 and A241.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Robert Babula, Review Staff Accountant (202) 551- 3339 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief